OMB APPROVAL
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*



                               Unitel Video, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   913253 10 0
                        ---------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 3 pages

CUSIP No. 913253 10 0                  13G                     Page 2 of 3 Pages
          ------------                                             ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HERBERT BASS

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  184,379
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                   0
                            7      SOLE DISPOSITIVE POWER

                                   184,379
                            8      SHARED DISPOSITIVE POWER

                                   0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        184,379

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.8%

12      TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 3 pages

CUSIP No. 913253 10 0                  13G                     Page 3 of 3 Pages
          -----------                                              ---  ---


         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.  Ownership.  As of December 31, 1998:

         (a)   Amount beneficially owned:

         184,379 shares of Common Stock, $.01 par value per share ("Common Stock"). This amount includes 11,000 shares of Common Stock issuable to Mr. Bass pursuant to presently exercisable stock options.

         (b)   Percent of Class:    6.8%

         (c)   Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 184,379

               (ii)  shared power to vote or direct the vote:  none

               (iii) sole power to dispose or direct the disposition of: 184,379

               (iv)  shared power to dispose or direct the disposition of: none


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                             February 10, 1999
                                                         -----------------------
                                                                   Date

                                                         /s/  Herbert Bass
                                                         -----------------------
                                                                 Signature

                                                               Herbert Bass
                                                         -----------------------
                                                                Name/Title

SEC 1745 (2-95)
                                Page 3 of 3 pages